seabed-to-surface EARNINGS PRESENTATION FIRST QUARTER ENDED FEBRUARY 28, 2009 APRIL 15, 2009 3:00 PM UK TIME Exhibit 99.2

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April 15, 2009
slide 2
Forward-Looking Statements
Certain statements made in this presentation may include “forward-looking statements”
within the meaning of Section 27A of the Securities Act and Section 21E of the US
Securities Exchange Act of 1934.  These statements may be identified by the use of words like “anticipate,” “believe,” “estimate,” “expect,” “intend,” “may,” “plan,”
“forecast”, “project,” “will,” “should,” “seek,” and similar expressions.  The forward-
looking statements reflect our current views and assumptions and are subject to risks and uncertainties.  The following factors, and others which are discussed in our public filings and submissions with the U.S. Securities and Exchange Commission, are among those that may cause actual and future results and trends to differ materially from our forward-looking statements: the general economic conditions and competition in the markets and businesses in which we operate; our relationship with significant clients; the outcome of legal and administrative proceedings or governmental enquiries;
uncertainties inherent in operating internationally; the impact of laws and regulations;
and operating hazards, including spills and environmental damage.  Many of these factors are beyond our ability to control or predict.  Given these factors, you should not place undue reliance on the forward-looking statements.

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April 15, 2009
slide 3
Overview
Another solid operational performance delivering sound margins and profits:
Revenue from continuing operations of $503 million
Adjusted EBITDA for continuing operations of $102 million;
delivering an adjusted EBITDA margin of 20.2%
Net income for total operations of $41 million
Diluted EPS for total operations of $0.20
Successful execution of complex projects, including operational completion of EPC2B and Tombua Landana and financial close-out of
Dai Hung
Encouraging progress on major contract tenders: Angola LNG ($250 million) and Gumusut ($825 million)

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April 15, 2009
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Market environment
Market environment remains difficult – 2009 visibility will be poor
IOCs and NOCs seeking to maintain activity levels – although timing of awards difficult to predict
Working with clients to optimise costs and their cash
Expect revenues for fiscal 2009 to be marginally lower than current market consensus
Adjusted EBITDA margin is expected to show some resilience as we deliver on current order book
Typical annual profile of quarterly results likely to be disrupted
Focused on managing our internal costs appropriately
Our skills and strengths are key to clients’ short-term plans and future growth in current and new markets

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April 15, 2009
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Major Project Progression
Continuing Projects >$100m, between 5% and 95% complete as at February 28, 2009 -
excl. long-term ship charters in Brazil and the North Sea
0% 20% 40% 60% 80% 100%
Mexilhao (Brazil)
Pluto (Australia)
Frade (Brazil)
Deep Panuke (Canada)
Marathon Volund (N.Sea)
PazFlor (Angola)
Block 15 (Angola)
Moho Bilondo (Congo)
Acergy AFMED Acergy NEC Acergy SAM Acergy AME Disc. Operations

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April 15, 2009
slide 6
Backlog Analysis – continuing operations
Backlog by Region
57%
20%
15%
7%
0%
20%
40%
60%
80%
100%
Feb.28.09
AME
SAM
NAMEX
NEC
AFMED
Backlog by Award Date
<2006
14%
2009
14%
2008
49%
2007
23%
Backlog by Execution Date
2010
33%
2011+
17%
2009
50%
In $ millions as at: Feb.28.09 Nov.30.08 Feb.29.08
Backlog
(1)
2,432 2,511 3,647
Pre-Backlog
(2)
75 149 368
(1)
Backlog excludes amounts related to discontinued operations of Feb.28.09: $86m, Nov.30.08: $114m, Feb.29.08: $325m.
(2)
Pre-backlog reflects the stated value of letters of intent and the expected value of escalations on frame agreements

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April 15, 2009
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Financial Highlights
In $ millions, except share and per share data Three-Months Ended
February
28, 2009
Unaudited
February
29, 2008
Unaudited
Continuing operations:
Revenue 503.1 609.7
Adjusted EBITDA
(a)
101.8 112.4
Net operating income 71.3 86.4
Taxation (22.4) (33.4)
Net income – continuing operations 39.1 48.4
Net income / (loss) – discontinued operations 1.9 (7.3)
Net income 41.0 41.1
Earnings / (loss) per share – Diluted
Continuing operations $0.19 $0.24
Discontinued operations $0.01 $(0.04)
Net Earnings $0.20 $0.20
Weighted-average number of common shares and
common shares equivalents outstanding
– Diluted
183.4m 191.0m
(a)
Refer to appendix for Adjusted EBITDA definition and reconciliation to Net operating income and Net Income.

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April 15, 2009
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In $ millions
Three-Months Ended
February 28, 2009
Net income
41.0
Depreciation and amortisation 30.5
Impairment -
Other non cash items from operations (2.1)
Changes in working capital
24.1
Net cash from operating activities 93.5
Capital expenditure
Proceeds from sale of assets (net of costs of sale)
Advances to associates & JVs
Dividend from associates & JVs
(56.5)
72.9
(3.6)
2.4
Net cash from investing activities 15.2
New borrowings 0.1
Share buyback -
Exercise of share options 0.1
Interest paid on convertible note -
Dividends paid to shareholders -
Dividends paid to minority interests -
Net cash from financing activities 0.2
Effect of exchange rate changes on cash (4.3)
Change in cash and cash equivalents  104.6
Cashflow Highlights

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In $ millions as at
February
28, 2009
Unaudited
November
30, 2008
Audited
February
29, 2008
Unaudited
Property, plant and equipment
899.3
907.6 828.7
Interest in associates and joint ventures
144.2
140.2 128.7
Trade and other receivables
324.5
354.5 466.5
Other accrued income and prepaid expenses
237.0
233.5 241.2
Cash and cash equivalents
677.6
573.0 649.8
  Other assets
176.7
262.3 192.4
Total assets
2,459.3
2,471.1 2,507.3
Total equity
818.4
801.4 874.7
Non-current portion of borrowings
413.0
409.2 389.9
Trade and other payables
620.9
651.6 653.7
Deferred revenue
272.2
305.6 252.7
Current tax liabilities
101.5
69.1 167.8
  Other liabilities
233.3
234.2 168.5
Total liabilities
1,640.9
1,669.7 1,632.6
Total equity and liabilities
2,459.3
2,471.1 2,507.3
Balance Sheet Highlights

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Summary
Solid performance in challenging conditions; translating
operational execution into sound margins and profits
Market conditions remain challenging and visibility will be poor through 2009
Medium and long-term fundamentals remain robust – as the need for clients to invest remains
Position ourselves to capitalise on strong fundamentals and future market growth

seabed-to-surface April 15, 2009 slide 11 Appendices

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Regional Performance – continuing operations
Acergy Africa and Mediterranean
Quarter Ended
February
228.0
37.0
359.5
57.5
0
200
400
Revenue Net Operating
Income
2009 2008
As expected, lower activity levels during the quarter, primarily due to planned dry-dock of Acergy
Polaris,
which recommenced operations in January
Good progress on major deepwater and conventional projects, including Block
15, Tombua Landana, EPC2B and PazFlor - which passed 5% profit recognition threshold
Offshore operations on EPC2B and Tombua Landana completed during the quarter

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April 15, 2009
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Regional Performance – continuing operations
Acergy Northern Europe and Canada
Quarter Ended
February
138.1
1.5
128.0
5.9
0
100
200
Revenue Net Operating
Income
2009 2008
Good levels of SURF, IMR and Survey activities
Good operational progress, including StatoilHydro Alve, DONG Nini, Deep
Panuke and Tyrihans subsea installation
Merlin charter cancelled in February, results for first quarter include $6.5 million charge
Lower asset utilisation in the quarter

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April 15, 2009
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Regional Performance – continuing operations
Acergy North America and Mexico
Quarter Ended
February
4.3
0.6
4.6
0.7
0
5
10
Revenue Net Operating
Income
2009 2008
Project management and engineering support for Frade SURF project, offshore
Brazil
Good progress on ultra deep Perdido Project in Gulf of Mexico

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April 15, 2009
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Regional Performance – continuing operations
Acergy South America
Quarter Ended
February
7.5
85.3
76.6
7.5
0
50
100
Revenue Net Operating
Income
2009 2008
Strong revenue contribution from Frade deepwater SURF Project
Three ships on long term service arrangements achieved high utilisation
Skandi Acergy commenced work on challenging manifold installation project for
Petrobras on the Roncador field, its first project offshore Brazil, which completed post quarter

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April 15, 2009
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Regional Performance – continuing operations
Acergy Asia and Middle East
Quarter Ended
February
47.1
44.1
12.6
(2.7)
-20
0
20
40
60
Revenue Net Operating
Income / (Loss)
2009 2008
Good progress on projects, including Van Gogh, which is now offshore and Pluto which passed 5% profit recognition threshold
Good contribution resulting from financial completion of Dai Hung
SapuraAcergy achieved small positive contribution in quarter

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Regional Performance – discontinued operations
Discontinued Operations
Positive contribution from the Mexilhao Trunkline Project
Ibama environmental licence exclusion for most of first quarter; remaining shallow water scope to be completed in 2009
Sale of Acergy Piper completed for net proceeds of $73 million
Quarter Ended
February
32.3
26.2
5.4
(12.9)
-25
0
25
50
75
Revenue
Net Operating
Income / (Loss)
2009 2008

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April 15, 2009
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Adjusted EBITDA
     The group calculates Adjusted EBITDA from continuing operations (adjusted earnings before interest, income taxation, depreciation and amortisation) as net income from continuing operations plus finance costs, other gains and losses, taxation, depreciation and amortisation and adjusted to exclude investment income and impairment of property, plant and equipment. Adjusted
EBITDA margin from continuing operations is defined as Adjusted EBITDA divided by revenue from continuing operations.  Management believes that Adjusted EBITDA and Adjusted EBITDA margin from continuing operations are important indicators of our operational strength and the performance of our business. Adjusted EBITDA and Adjusted EBITDA margin from continuing operations have not been prepared in accordance with International Financial Reporting Standards (“IFRS”) as issued by the IASB nor as endorsed for use in the
European Union.  These non-IFRS measures provide management with a meaningful comparison amongst our various regions, as they eliminate the effects of financing and depreciation.  Adjusted EBITDA margin from continuing operations may also be a useful ratio to compare our performance to our competitors and is widely used by shareholders and analysts following the group’s performance.
However, Adjusted EBITDA and Adjusted EBITDA margin from continuing operations as presented by the group may not be comparable to similarly titled measures reported by other companies.  Such supplementary adjustments to EBITDA may not be in accordance with current practices or the rules and regulations adopted by the US Securities and Exchange Commission (the “SEC”) that apply to reports filed under the Securities Exchange Act of 1934.  Accordingly, the SEC may require that Adjusted EBITDA and Adjusted EBITDA margin from continuing operations be presented differently in filings made with the SEC than as presented in this release, or not be presented at all. Adjusted EBITDA and Adjusted EBITDA margin from continuing operations are not measures determined in accordance with IFRS and should not be considered as an alternative to, or more meaningful than, net income (as determined in accordance with IFRS), as a measure of the group’s operating results or cash flows from operations (as determined in accordance with IFRS) or as a measure of the group’s liquidity.  The reconciliation of the group’s net income from continuing operations to Adjusted EBITDA from continuing operations is included in this release.  This release also includes a supplemental calculation of Adjusted EBITDA from continuing operations calculated as net operating income from continuing operations, plus depreciation and amortisation and impairment charges on property, plant and equipment.  Management believes that this supplemental presentation of Adjusted EBITDA from continuing operations is also useful as it is more in line with the presentation of similarly titled measures by companies within Acergy’s peer group and therefore believes it to be a helpful calculation for those evaluating companies within Acergy’s industry.  Adjusted EBITDA for discontinued operations is calculated as per methodology outlined above.  Adjusted EBITDA for total operations is the total of continuing operations and discontinued operations.
(a)  Adjusted EBITDA:

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Reconciliation of Net Operating Income to Adjusted EBITDA
Three-Months Ended
February 28, 2009
Three-Months Ended
February 29, 2008
In $ millions (except percentages)
Continuing Discontinued
Total
operations
Continuing Discontinued
Total
operations
Net operating income
71.3 5.4 76.7 86.4 (12.9) 73.5
Depreciation and amortisation 30.5 - 30.5 26.0 2.0 28.0
Impairments
- - - - - -
Adjusted EBITDA 101.8 5.4 107.2 112.4 (10.9) 101.5
Revenue  503.1 32.3 535.4 609.7 26.2 635.9
Adjusted EBITDA % 20.2% 16.7% 20.0% 18.4% (41.6%) 16.0%
Reconciliation of Net Income to Adjusted EBITDA
Three-Months Ended
February 28, 2009
Three-Months Ended
February 29, 2008
In $ millions (except percentages)
Continuing Discontinued
Total
operations
Continuing Discontinued
Total
operations
Net income
39.1 1.9 41.0 48.4 (7.3) 41.1
Depreciation and amortisation 30.5 - 30.5 26.0 2.0 28.0
Impairments
- - - - - -
Investment income (1.8) - (1.8) (5.7) - (5.7)
Other gains and losses 1.9 2.5 4.4 1.1 (1.1) -
Finance costs 9.7 - 9.7 9.2 - 9.2
Taxation 22.4 1.0 23.4 33.4 (4.5) 28.9
Adjusted EBITDA 101.8 5.4 107.2 112.4 (10.9) 101.5
Revenue  503.1 32.3 535.4 609.7 26.2 635.9
Adjusted EBITDA % 20.2% 16.7% 20.0% 18.4% (41.6%) 16.0%